UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UL Solutions Inc.
(Name of Issuer)
Class A common stock, par value $0.001 per share
(Title of Class of Securities)
903731107
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ULSE Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,130,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,130,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,130,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.06%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Reflects 138,130,000 shares of Class B common stock held directly by ULSE Inc., which are convertible at any time at the option of the holder into Class A common stock on a one-for-one basis. ULSE Inc. is managed by a board of directors consisting of Philip S. Khoury, James M. Shannon and Joel R. Wittenberg, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned. Underwriters Laboratories Inc., a Delaware charitable nonstock corporation, is the sole member of ULSE Inc. Underwriters Laboratories Inc. is managed by a board of trustees consisting of James P. Dollive, Philip S. Khoury, Richard P. Owen, Darryll Pines, Mark Schmid, James M. Shannon, Elisabeth Tørstad and George A. Williams, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by ULSE Inc.

(2)
The percentage of Class A common stock is based on 61,876,949 shares of Class A common stock outstanding as of September 5, 2024, the date of effectiveness of the Issuer’s Registration Statement on Form S-1 (Registration 333-281902) filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2024, plus 138,130,000 shares of Class A common stock issuable upon the conversion of Class B common stock.

1	NAME OF REPORTING PERSON Underwriters Laboratories Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,130,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,130,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,130,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.06%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Reflects 138,130,000 shares of Class B common stock held directly by ULSE Inc., which are convertible at any time at the option of the holder into Class A common stock on a one-for-one basis. ULSE Inc. is managed by a board of directors consisting of Philip S. Khoury, James M. Shannon and Joel R. Wittenberg, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned. Underwriters Laboratories Inc., a Delaware charitable nonstock corporation, is the sole member of ULSE Inc. Underwriters Laboratories Inc. is managed by a board of trustees consisting of James P. Dollive, Philip S. Khoury, Richard P. Owen, Darryll Pines, Mark Schmid, James M. Shannon, Elisabeth Tørstad and George A. Williams, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by ULSE Inc.

(2)
The percentage of Class A common stock is based on 61,876,949 shares of Class A common stock outstanding as of September 5, 2024, the date of effectiveness of the Issuer’s Registration Statement on Form S-1 (Registration 333-281902) filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2024, plus 138,130,000 shares of Class A common stock issuable upon the conversion of Class B common stock.

Item 1(a)	Name of Issuer
The name of the issuer is UL Solutions Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 333 Pfingsten Rd., Northbrook, Illinois 60062.
Item 2(a)	Name of Person Filing
This statement is filed by the following (each hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”):
(i)	ULSE Inc., a Delaware nonprofit nonstock corporation, which directly holds Class B common stock; and
(ii)	Underwriters Laboratories Inc., a Delaware charitable nonstock corporation, which is the sole member of ULSE Inc.
The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is filed as Exhibit A herein.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the business office of the Reporting Person is: 1603 Orrington Ave, Suite 2000, Evanston, Illinois 60201.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Class A common stock, par value $0.001 per share.
Item 2(e)	CUSIP No.
903731107
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

ULSE Inc.

By:	/s/ Ron H. Blaustein
Name: Ron H. Blaustein
Title: Senior Vice President and Chief Financial Officer

Underwriters Laboratories Inc.

By:	/s/ D. Michael Murray
Name: D. Michael Murray
Title: Vice President, Corporate and Legal Affairs